EXHIBIT 12.2
ENTERTAINMENT PROPERTIES TRUST
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income before gain on sale of land, income from joint ventures and minority interests	$81,185	$68,366	$54,012	$38,748	$30,731
Fixed charges before preferred distributions	49,092	44,203	41,678	32,293	26,141
Distributions from equity investments	874	855	811	486	1,738
Capitalized interest	(100)	(160)	(688)	(832)	(961)

Adjusted Earnings	$131,051	$113,264	$95,813	$70,695	$57,649

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$47,438	$42,427	$38,054	$30,570	$24,475
Interest income	1,554	1,616	2,936	891	705
Capitalized interest	100	160	688	832	961
Preferred distributions	11,857	11,353	6,213	6,963	4,420

Combined Fixed Charges and Preferred Distributions	$60,949	$55,556	$47,891	$39,256	$30,561

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.2x	2.0x	2.0x	1.8x	1.9x